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                                         Filed by eBay Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                                  Subject Company:  PayPal, Inc.
                                                   Commission File No: 000-49603


This filing relates to a proposed merger between eBay Inc. (the "Company") and PayPal, Inc. ("PayPal") pursuant to the terms of an Agreement and Plan of Merger, dated as of July 7, 2002, among PayPal, the Company and Vaquita Acquisition Corp.

         The following is the text of a document posted on the Company's website:


[eBay Logo]
                          FREQUENTLY ASKED QUESTIONS:
                          EBAY AGREES TO ACQUIRE PAYPAL

TABLE OF CONTENTS (click on any of the topics below)

     o Why has eBay agreed to acquire PayPal and how will it affect me?

     o Will eBay integrate PayPal onto its site?

     o What will happen to eBay Payments (Billpoint) users?

     o What does this mean for the future of other payment service providers? Will I be forced to use PayPal?

     o Will PayPal users now be required to use eBay Payments (Billpoint)?

     o Will PayPal's/eBay's fees increase after the acquisition is finalized?

     o What changes will I see prior to the deal closing around year-end 2002?

     o Will you migrate eBay Payments (Billpoint) member data to PayPal?

     o What will you do with PayPal's off-eBay business?


WHY HAS EBAY AGREED TO ACQUIRE PAYPAL AND HOW WILL IT AFFECT ME?
Many of our members currently offer PayPal's services. Therefore, the acquisition of PayPal makes a tremendous amount of sense for our member community. As many of our members have asked us to do, we plan to fully integrate PayPal into our platform, after the acquisition is finalized. PayPal shares a common goal with us: to enable our members to trade with greater ease, speed and safety.

WILL EBAY INTEGRATE PAYPAL ONTO ITS SITE?
Yes, after the acquisition is finalized, we plan to fully integrate PayPal into our platform. PayPal will remain an independent brand. We will provide more details about the eventual integration of PayPal in the weeks and months ahead.

WHAT WILL HAPPEN TO EBAY PAYMENTS (BILLPOINT) USERS?
eBay Payments (Billpoint) will continue to function as a provider of online payment services until the acquisition is finalized around year-end 2002. At that time we plan to phase out eBay Payments (Billpoint) as we integrate PayPal into our platform. Since a majority of eBay Payments (Billpoint) users already use PayPal too, the transition will be quite simple for them. For eBay




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Payments (Billpoint) users who have never used PayPal, we will work closely with them to make sure that the transition happens in the most user-friendly way possible.


WHAT DOES THIS MEAN FOR THE FUTURE OF OTHER PAYMENT SERVICE PROVIDERS? WILL I BE FORCED TO USE PAYPAL? No. PayPal will be a featured option, but as always it will be up to individual members to agree on how they want to handle payments. Sellers will still be able to select whatever payment method they wish their buyers to use.

WILL PAYPAL USERS NOW BE REQUIRED TO USE EBAY PAYMENTS (BILLPOINT)?
No. eBay Payments (Billpoint) will be phased out after the acquisition is finalized so that PayPal becomes the featured payments option on eBay. As always, it will be up to individual members to agree on how they want to handle payments. Sellers will still be able to select whatever payment method they wish their buyers to use.

WILL PAYPAL'S/EBAY'S FEES INCREASE AFTER THE ACQUISITION IS FINALIZED? At this time, eBay does not plan to raise fees of either service.


WHAT CHANGES WILL I SEE PRIOR TO THE DEAL CLOSING AROUND YEAR-END 2002?
We will not integrate PayPal into our platform until after the acquisition is finalized around year-end 2002. As always, we will work closely with our members to make sure that the eventual transition happens in the most user-friendly way possible. Until then, both companies will continue to operate independently.


WILL YOU MIGRATE EBAY PAYMENTS (BILLPOINT) MEMBER DATA TO PAYPAL?
Since a majority of eBay Payments (Billpoint) members already use PayPal, we are not planning to migrate any member data.

WHAT WILL YOU DO WITH PAYPAL'S OFF-EBAY BUSINESS?
PayPal will continue to serve users who are engaged in commerce off the eBay platform. PayPal also will continue to offer credit card/debit card/money market services as before.


Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transactions referenced in this presentation, when they become available, because they will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by eBay. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by eBay and PayPal with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement/prospectus and eBay's other filings with the Commission may also be obtained by directing a request to eBay at investorrelations@ebay.com. Free copies of PayPal's filings may be obtained by directing a request to PayPal at investorrelations@PayPal.com.